

August 30, 2023

Jill M. Griebenow
Chief Financial Officer
Cboe Global Markets, Inc.
433 West Van Buren Street
Chicago, Illinois 60607

> **Re: Cboe Global Markets, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Response Dated August 16, 2023**
> **File No. 001-34774**

Dear Jill M. Griebenow:

We have reviewed your August 16, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2023 letter.

Response Dated August 16, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

1.   Your response to prior comment two appears to be conclusory in nature without providing sufficient detail regarding the indirect consequences of climate-related regulation or business trends, including the specific items noted in our comment, and your assessment thereof. Please further address the following:

- More fully describe the indirect consequences of climate change and tell us how you concluded they were not material. Provide support for your assessment in relation to your principal operations, including, without limitation, your operation of trading markets and platforms.

- Your response indicates you are in the early stages of your commitment to net zero emissions by 2050 and have not incurred related costs deemed material in 2022. Provide us with additional information regarding the steps you have taken and expect to take in connection with this commitment. Include quantification of the costs incurred during the periods covered by your Form 10-K and expected to be incurred in future periods, and tell us how you assessed materiality.

- Tell us how you assessed the materiality of the potential climate-related opportunities identified in your response for purposes of disclosure.

2. We note your response to prior comment three. Please include the quantification requested by our comment with respect to the weather-related damages to your property or operations for each of the periods covered by your Form 10-K, rather than limited to two events in 2022. Please also tell us how you considered disclosing the risks that the physical effects of climate change may have on global operations, your third-party data centers and cloud service providers, and customers, given the heavy dependence on technology noted in your response and the risk factors cited therein.

Please contact Madeleine Mateo at 202-551-3465 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance